Exhibit 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: Joel L. Thomas
                                                                      (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION FOR AN ADDITIONAL $15 MILLION OF ITS 5 ½% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2014

MORRISVILLE, N.C. – (July 13, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced that the initial purchasers of $100 million principal amount of its 5 ½% Convertible Senior Subordinated Notes due 2014 (the "Convertible Notes") have elected to exercise, in full, their over-allotment option to purchase an additional $15 million principal amount of the Convertible Notes. The additional Convertible Notes are being sold in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The exercise of the over-allotment option is expected to close on July 15, 2009 and is subject to customary closing conditions.

In order to reduce the potential dilution with respect to its common stock upon conversion of the additional Convertible Notes, Alliance One will use a portion of the net proceeds of the sale of the additional Convertible Notes to pay the premium under the privately negotiated convertible note hedge transactions (the "convertible note hedge transactions") it has entered into with three counterparties, which include one initial purchaser of the Convertible Notes and affiliates of two other initial purchasers (the "hedge counterparties"). The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the number of shares of Alliance One common stock that will initially underlie the additional Convertible Notes sold pursuant to the over-allotment option. The Company also entered into privately negotiated warrant transactions (the "warrant transactions") relating to the same number of shares of its common stock with the hedge counterparties. The Company will use the proceeds from the warrant transactions to offset the cost of the convertible note hedge transactions

The convertible note hedge transactions are expected to reduce the potential dilution with respect to Alliance One common stock upon conversion of the additional Convertible Notes in the event that the value per share of Alliance One common stock, as measured under the convertible note hedge transactions, during the applicable valuation period, is greater than the strike price of the convertible note hedge transactions, which corresponds to the initial conversion price of the Convertible Notes and is similarly subject to customary anti-dilution adjustments. If, however, the price per share of Alliance One common stock, as measured under the warrants, exceeds the strike price of the warrant transactions during the applicable valuation period, there would be dilution from the issuance of Alliance One common stock pursuant to the warrants. The warrants have a strike price of $7.3325, which is subject to customary anti-dilution adjustments.

The Company intends to apply the remaining net proceeds of the sale of the additional Convertible Notes to repay certain outstanding borrowings under its senior secured credit facility and for other general corporate purposes.

This notice does not constitute an offer to sell, or the solicitation of an offer to buy, the additional Convertible Notes or any other securities. Any offers of Convertible Notes will be made only by means of private offering circulars. The Convertible Notes and the shares of Alliance One common stock issuable upon conversion of the Convertible Notes are not being registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.

Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009.